UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Report: November 26, 2021

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

SUPPLEMENT TO THE PROXY STATEMENT FOR

THE SPECIAL MEETING OF COMMON UNITHOLDERS OF TEEKAY LNG PARTNERS, L.P.

TO BE HELD ON DECEMBER 1, 2021

As previously disclosed, on October 4, 2021, Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the general partner of Teekay LNG (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity of the Merger as a wholly-owned subsidiary of Parent.

In connection with the Merger, the Partnership furnished a proxy statement and form of proxy card on Form 6-K, dated November 2, 2021 (the “Proxy Statement”), to the U.S. Securities and Exchange Commission (the “SEC”) with respect to the special meeting of the common unitholders (the “Special Meeting”) of the Partnership (the “Common Unitholders”) to be held on December 1, 2021, at 1:00 p.m., Atlantic Time, at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. At the Special Meeting, the Common Unitholders will be asked to, among other things, consider and vote on the Merger Agreement and the Merger.

Since the announcement of the Merger, a lawsuit has been filed by a purported Common Unitholder of the Partnership. The lawsuit was filed on November 18, 2021 in the United States District Court for the Southern District of New York and is captioned Sams v. Teekay LNG Partners L.P., et al., No. 1:21-cv-09572. The lawsuit names the Partnership and members of the General Partner’s board of directors as defendants. The plaintiff alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Exchange Act, because the Proxy Statement allegedly omits material information with respect to the proposed Merger and is therefore false and materially misleading. The plaintiff seeks, among other things, injunctive relief, distribution of an amended Proxy Statement addressing the alleged disclosure deficiencies, and an award of attorneys’ fees and expenses. Although the lawsuit alleges a violation of Section 14(a) of the Exchange Act, as a “foreign private issuer” under SEC rules, the Partnership is not subject to such Section. Additional lawsuits may be filed relating to the Proxy Statement or the Merger prior to the anticipated closing of the Merger. In addition, the Partnership has received a letter, dated November 12, 2021, on behalf of another purported Common Unitholder, which makes similar demands.

The Partnership and the other defendants vigorously deny that they have committed any violation of law or engaged in any of the wrongful acts that are or could have been alleged in the lawsuit and demand letter described above, or in any similar lawsuits that may subsequently be filed, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The Partnership and the other defendants (a) deny that any of the disclosures in the Proxy Statement identified in the lawsuit or the demand letter are materially deficient, (b) deny that any further disclosure is required to supplement the Proxy Statement under any applicable rule, statute, regulation or law, and (c) deny and do not believe that any of them has committed any violation of law. However, solely to avoid the potential expense and distraction associated with these meritless claims, the Partnership is providing herein certain additional disclosures that are supplemental to those contained in the Proxy Statement. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity for, or materiality under any applicable laws of, any of the additional disclosures set forth herein, in the Proxy Statement.

It is possible that additional, similar lawsuits may be filed, that the lawsuit described above may be amended, or that the Partnership or the General Partner’s directors may receive other demands. If this occurs, the Partnership does not intend to announce the filing or receipt, as applicable, of each additional, similar complaint, amended complaint or demand letter unless it contains materially new or different allegations.

SUPPLEMENTAL DISCLOSURES

The following information supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement. New text within restated language from the Proxy Statement is highlighted with bold, underlined text and removed language within restated language from the Proxy Statement is indicated by ~~strikethrough text~~.

The section of the Proxy Statement entitled “Risk Factors” is amended and supplemented as follows:

The last paragraph under the risk factor entitled “Some of the directors and officers of our General Partner, the Service Provider and Teekay Corporation have interests that may differ from the interests of our Common Unitholders, and these persons may have conflicts of interest in recommending to our Common Unitholders to approve the Merger Proposal” under the section entitled “Risk Factors” on page 28 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

In addition, some of the directors and officers of our General Partner and the Service Provider are also directors, officers and/or employees of Teekay Corporation and its affiliates. For additional information, please see “Item 6. Directors, Senior Management and Employees” in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 1, 2021, which is incorporated by reference herein. Teekay Corporation and its subsidiaries own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our Common Unitholders. These interests could cause members of the GP Board to have a conflict of interest in recommending approval of the Merger Proposal.

The following new risk factor is hereby added at the end of the section entitled “Risk Factors” on page 29 of the Proxy Statement:

Litigation challenging the Proxy Statement may prevent the Merger from being consummated at all or within the expected timeframe and may result in substantial costs to us.

Since the announcement of the Merger, a lawsuit has been filed by a purported Common Unitholder of the Partnership. The lawsuit was filed on November 18, 2021 in the United States District Court for the Southern District of New York and is captioned Sams v. Teekay LNG Partners L.P., et al., No. 1:21-cv-09572. The lawsuit names the Partnership and members of the GP Board as defendants. The plaintiff alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Exchange Act, because the Proxy Statement for the Special Meeting furnished by the Partnership to the SEC on Form 6-K on November 2, 2021 allegedly omits material information with respect to the Merger and is therefore false and materially misleading. The plaintiff seeks, among other things, injunctive relief, distribution of an amended Proxy Statement addressing the alleged disclosure deficiencies, and an award of attorneys’ fees and expenses. Although the lawsuit alleges a violation of Section 14(a) of the Exchange Act, as a “foreign private issuer” under SEC rules, the Partnership is not subject to such Section. Additional lawsuits may be filed relating to the Proxy Statement or the Merger prior to the anticipated closing of the Merger. In addition, the Partnership has received a letter, dated November 12, 2021, on behalf of another purported Common Unitholder, which makes similar demands.

We do not believe that any of the Proxy Statement disclosures identified in the existing lawsuit and demand letter described above, or in any similar lawsuits that may subsequently be filed, are materially deficient or that any of the allegations against the Partnership or the GP Board members in the lawsuit or the demand letter have merit. However, there can be no assurance that any of the defendants will prevail in the lawsuit, or any potential future lawsuit, and the Partnership is not able to estimate any possible loss from this litigation at this time. If the plaintiff in the pending lawsuit, or any other plaintiff in one or more potential future lawsuits, is successful in obtaining an injunction prohibiting the Partnership from completing the Merger on the agreed upon terms, then the Merger may not be consummated at all or within the expected timeframe. This could subject the Partnership to further litigation and adversely affect its financial condition, results of operations, cash flows and prospects. In addition, the defense of any such litigation, even if successful, could result in substantial expense to the Partnership and could be a substantial diversion of employee resources from the Partnership’s business. Finally, if the Partnership’s insurance provider were to deny coverage under the existing insurance policies covering such actions or should such policies fail to cover the costs of defending the lawsuit, or any potential future lawsuit, the Partnership may incur substantial costs.

The section of the Proxy Statement entitled “The Merger—Background of the Merger” is amended and supplemented as follows:

The eighth full paragraph under the section entitled “The Merger—Background of the Merger” on page 43 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

Of the 21 potential bidders contacted by Morgan Stanley, 12 executed NDAs, which allowed them to receive access to a virtual data room containing due diligence materials relevant to the initial phase of the sale process. The first such potential bidder was granted access to the virtual data room on April 26, 2021, with the remaining potential bidders that executed NDAs being granted access thereafter as and when the NDAs were executed. Nine of the NDAs included “standstill” provisions by which the other parties agreed not to take certain actions to acquire or control the Partnership other than pursuant to the sale process, which standstill provisions in five of such NDAs terminated upon execution of the Merger Agreement or announcement of the Merger transaction. For the four other NDAs with standstill provisions, one provides that such provision will terminate upon completion of the Merger transaction and three provide for termination of such provision between six and 18 months after the date of the NDA. None of the NDAs contained a “don’t ask, don’t waive” provision. The initial phase of the virtual data room contained, among other due diligence items, a copy of the CIP and an initial phase financial forecast model. The management projections included in the virtual data room for this initial phase of the process were prepared during April 2021.

The fourth full paragraph under the section entitled “The Merger—Background of the Merger” on page 46 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

Also on June 10, 2021, the GP Board held a regular quarterly meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Squire Patton Boggs and Potter Anderson in attendance. As part of the meeting, the GP Board and its advisors reviewed and discussed the recommendations from the Teekay Board for the GP Board to consider pursuing the 100% Sale Transaction and engaging Morgan Stanley as financial advisor to the Partnership. The GP Board reviewed and discussed with its advisors why pursuing a 100% Sale Transaction at this time would be in the best interests of the Partnership. This included (a) the need for the Partnership to access competitively priced capital to renew and grow its fleet, which was not available in the public equity markets and had not been available since the downturn in the global energy markets in 2015; (b) the change in the competitive landscape for the Partnership given the recent privatizations of other major competitors; (c) the strong preference of a majority of the bidders that the transaction be structured as a 100% Sale Transaction; and (d) that the most compelling offers were from those bidders requesting a 100% Sale Transaction. The GP Board and its advisors also discussed the sale process, the role of the Conflicts Committee in the sale process, and alternatives under the Partnership Agreement to approve any potential conflict of interest transactions, including obtaining “Special Approval” from the Conflicts Committee. The GP Board also considered Morgan Stanley’s involvement in the sale process to date in its capacity as financial advisor to Teekay Corporation and the benefits to the Partnership of engaging Morgan Stanley as financial advisor to the Partnership in connection with a 100% Sale Transaction in light of Morgan Stanley’s familiarity with the Partnership and the sale process and Morgan Stanley’s prior engagement and existing participation in the sale process with Parent and each of the other potential bidders. Following discussion, the GP Board concluded (a) that it was in the best interests of the Partnership to pursue the 100% Sale Transaction, (b) that Morgan Stanley’s prior engagement by Teekay Corporation would not impact Morgan Stanley’s ability to serve as financial advisor to the Partnership and perform its duties in connection therewith given, among other things, the shared interests of the Partnership and Teekay Corporation and the fact that Morgan Stanley’s engagement with Teekay Corporation would be terminated, and (c) to engage Morgan Stanley as financial advisor to the Partnership to pursue the 100% Sale Transaction. Morgan Stanley’s engagement as financial advisor to the Partnership was subsequently confirmed by entry into an engagement letter dated July 16, 2021. At the Partnership’s request, Morgan Stanley also provided the Partnership with additional information regarding Morgan Stanley’s relationships with each bidder in the form of a relationship disclosure letter. The Morgan Stanley relationship disclosure letter disclosed that, in the prior two years, Morgan Stanley had provided financial advisory and financing services for Parent and its affiliates and the Partnership and had received fees in connection with such services. Upon entry into the engagement letter between the Partnership and Morgan Stanley, the engagement letter between Teekay Corporation and Morgan Stanley was terminated.

The sixth full paragraph under the section entitled “The Merger—Background of the Merger” on page 47 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text and by removing the following strikethrough text:

Commencing on June 16, 2021, the remaining four bidders received access, for due diligence purposes, to a more detailed virtual data room, including to a more detailed financial forecast model than was made available on April 26, 2021 in the ~~prior~~ initial phase of the sale process. The management projections included in the virtual data room in this second phase of the process were prepared during June 2021, based on the same assumptions as those used in preparing the initial phase financial forecast model. The second phase model differed from the initial phase model in that it (a) permitted the user to vary key inputs, if desired, and (b) presented vessel information individually rather than by groups of vessels.

The first full paragraph under the section entitled “The Merger—Background of the Merger” on page 49 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

Later on August 9, 2021, the Conflicts Committee determined to engage Houlihan Lokey as financial advisor to the Conflicts Committee, based on Houlihan Lokey’s qualification and industry experience, its experience with serving as a financial advisor to independent committees in conflict transactions, its reputation, its familiarity with the Partnership, including in connection with Houlihan Lokey’s prior engagement on behalf of the Conflicts Committee in 2020, and its lack of material relationships with each of the bidders. In particular, Houlihan Lokey and/or certain of its affiliates has, in the past, provided investment banking, financial advisory and/or other financial or consulting services to the Partnership and the General Partner, for which Houlihan Lokey and its affiliates have received and may receive compensation. Previous services included, among other things, having acted as financial advisor to the Conflicts Committee in connection with its evaluation of the elimination of the Partnership’s IDRs in May 2020. The Conflicts Committee requested that Houlihan Lokey provide the Conflicts Committee with an engagement letter and additional relationship disclosures for each bidder. Houlihan Lokey disclosed that Houlihan Lokey and/or its affiliates had in the past provided certain investment banking and financial advisory services unrelated to the transaction at hand, to one of the leading bidders other than Parent. After subsequent relationship disclosures from Houlihan Lokey, the Conflicts Committee concluded that nothing in such disclosures would preclude Houlihan Lokey from serving as an independent financial advisor to the Conflicts Committee. An engagement letter documenting Houlihan Lokey’s engagement on behalf of the Conflicts Committee was subsequently executed. Houlihan Lokey was compensated for its services to the Conflicts Committee by payment of an initial fee upon the execution of the engagement letter, as well as an additional monthly fee commencing on the sixtieth (60th) day following the mutual execution of the engagement letter until the execution of the Merger Agreement and a fee upon each of the commencement and rendering of Houlihan Lokey’s opinion. Houlihan Lokey has received a total payment of $1.25 million in connection with its engagement by the Conflicts Committee for the process and the potential transaction.

The first full paragraph under the section entitled “The Merger—Background of the Merger” on page 51 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

On September 3, 2021, the Conflicts Committee held a call with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the representatives of Houlihan Lokey discussed Houlihan Lokey’s due diligence to date and the preparation of its preliminary financial analyses of the potential transaction. The participants on the call discussed the bids and the status of the discussions with each of the bidders. Additionally, the Conflicts Committee and representatives of Houlihan Lokey (a) reviewed management’s projections, including newbuild projections incorporated therein, (b) compared such projections to prior management projections evaluated by the Conflicts Committee and Houlihan Lokey as financial advisor thereto, relating to the elimination of the Partnership’s IDRs in May 2020, and (c) discussed the rationale for the changes. The prior projections relating to the elimination of the IDRs were not provided to bidders as part of the transaction process. The Committee then discussed the additional capital that would be required to execute on the newbuild program contemplated by the newbuild projections, and the long-term effects of continuing to operate the business without newbuilds. The participants at the meeting also discussed the recent market activity in respect of the Common Units, how such activity compared to prior market performance of the Common Units and whether such activity could indicate that there had been a leak regarding the process.

The first full paragraph under the section entitled “The Merger—Background of the Merger” on page 52 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text and by removing the following strikethrough text:

Also on September 14, 2021, a management business update was made available to the remaining bidders via email. The update included ~~management’s latest views on~~ a revision to the management projections provided to bidders in June 2021 for the Partnership’s full-year 2021 Proportionate Economic Adjusted EBITDA ~~of the Partnership for 2021~~. The revisions to management projections for 2021 Proportionate Economic Adjusted EBITDA included an update for the Partnership’s actual results for the six months ended June 30, 2021, as well as an update to the projections for the remaining period from July 1, 2021 to December 31, 2021 for minor updates to management’s expectations for certain revenue and cost items. The impact of these revisions was an increase in management’s projected Proportionate Economic Adjusted EBITDA from $704 million to $709 million for the full-year 2021, which is reflected in the Summary of Projections table included in this Proxy Statement under the section entitled “The Merger—Management Projections.”

In addition, management indicated in the management business update to the remaining bidders, the expected pro forma impact on 2022 Proportionate Economic Adjusted EBITDA of the Partnership’s acquisition of the Services Companies and of the reduction in general and administrative expenses, in each case as a result of structuring the transaction as a ~~and reflected such measure on a pro forma~~ 100% Sale Transaction basis rather than on a status quo basis for 2022. ~~These projections were substantially similar to those projections in the prior financial forecast model.~~

The second full paragraph under the section entitled “The Merger—Background of the Merger” on page 54 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

Also on October 1, 2021, the Conflicts Committee held a meeting with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson and Houlihan Lokey discussed the final bid submitted by Parent. Additionally, the Conflicts Committee discussed with its advisors the reallocation request to be made to the Teekay Board and the next steps in the process. Prior to the meeting, Houlihan Lokey provided the Conflicts Committee with updated disclosures regarding its relationships with Teekay Corporation, the Partnership, Party A and Parent, which disclosures included additional information regarding Houlihan Lokey’s past investment banking and financial advisory services unrelated to the potential transaction to Party A and confirmed Houlihan Lokey’s lack of material relationships with each of the other named persons.

The section of the Proxy Statement entitled “The Merger—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee” is amended and supplemented as follows:

The disclosure under the section entitled “The Merger—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee—Financial Analyses—Selected Companies Analysis” on pages 64, 65 and 66 of the Proxy Statement is hereby amended and supplemented by replacing the five charts under such section with the following chart and related footnotes:

Selected Company	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA

Flex LNG Ltd.	10.1x	10.0x	9.5x
Golar LNG Limited (1)	13.0x	12.1x	10.7x
Dynagas LNG Partners LP	8.4x	8.8x	8.7x
GasLog Partners LP (2)	7.7x	7.9x	7.9x
Höegh LNG Partners LP (3)	7.5x	8.0x	8.6x
BW LPG Limited	4.5x	4.5x	5.4x
Dorian LPG Ltd.	6.1x	6.2x	6.6x
Navigator Holdings Ltd. (4)	NMF	7.1x	6.5x
StealthGas Inc.	7.7x	6.1x	NA
Low	4.5x	4.5x	5.4x
High	13.0x	12.1x	10.7x
Median	7.7x	7.9x	8.2x
Mean	8.1x	7.9x	8.0x

NA refers to Not Available; NMF refers to Not Meaningful Figure.

(1)	Enterprise Value adjusted for ownership of 18.7 million shares of New Fortress Energy Inc. owned by Golar LNG Limited. Assumes a 6.64% liquidity discount as per Golar LNG Limited public filings.
(2)	Equity and Enterprise Value include Class B Units associated with unvested awards with respect to their 2015 Plan and Class B Units.
(3)	Metrics shown on a proportionate consolidated basis.
(4)	Navigator Holdings Ltd. is shown on a pro-forma basis for its $372.9 million acquisition of Ultragas APS, which closed on August 4, 2021.

The disclosure under the section entitled “The Merger—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee—Financial Analyses—Selected Transactions Analysis” on page 66 of the Proxy Statement is hereby amended and supplemented by replacing the two charts under such section with the following chart and related footnotes:

			Transaction Value to NFY Adjusted EBITDA*,+		Transaction Value to NFY+1 Adjusted EBITDA+
Date announced	Target	Acquiror

3/8/2021	Höegh LNG Holdings Ltd.	Leif Höegh & Co AS; Morgan Stanley Infrastructure Inc.	8.9x		8.8x
2/22/2021	GasLog Ltd.	Blackrock Alternatives Management, LLC; Global Energy & Power Infrastructure Fund III, L.P.	9.1x		8.4x	(1)
1/13/2021	Hygo Energy Transition Ltd.	New Fortress Energy Inc	8.5x	(2)	NA	(1)
1/13/2021	Golar LNG Partners LP	New Fortress Energy Inc	7.8x		7.4x	(1) (3)
Low			7.8x		7.4x
High			9.1x		8.8x
Median			8.7x		8.4x
Mean			8.6x		8.2x

*	Summary statistics exclude Hygo Energy Transition Ltd. / New Fortress Energy Inc multiple.
+	Summary statistics would be lower if Golar LNG Partners LP / New Fortress Energy Inc multiple presented on a proportionate basis.
(1)	Metrics are shown on a consolidated basis.
(2)	Excluded from summary statistics as multiples are sourced from an SEC Rule 13e-3 filing and may represent a trailing period.
(3)	On a proportionate basis EV/NFY EBITDA and EV/NFY+1 EBITDA of 6.4x and 6.1x, respectively.

The paragraph under the section entitled “The Merger—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee—Financial Analyses—Discounted Cash Flow Analysis” on page 67 of the Proxy Statement is hereby amended and supplemented by (a) adding the following bolded and underlined text to such paragraph and (b) adding the new chart and related footnote following such paragraph and presented in bolded and underlined text:

Discounted Cash Flow Analysis. Houlihan Lokey performed discounted cash flow analyses of the Company on a sum-of-the-parts basis by calculating the sum of the estimated net present value of the (i) projected unlevered, after-tax free cash flows of the Company based on the Partnership Projections for the wholly owned portion of its fleet and (ii) projected dividends to be received by the Company from its joint ventures based on the Partnership Projections, as shown in the table below. Houlihan Lokey calculated terminal values for the Company by applying, in the case of the Partnership Projections related to the wholly owned portion of its fleet, a range of multiples to the Company’s 2025 Proportionate Economic Adjusted EBITDA and 2030 Proportionate Economic Adjusted EBITDA of 7.00x to 8.00x and, in the case of the Partnership Projections related to the dividends to be received by the Company from its joint ventures, a range of perpetuity growth rates to the 2025 projected dividends to be received by the Company from its joint ventures and 2030 projected dividends to be received by the Company from its joint ventures of 1.00% to 2.50%. The net present values of the projected future cash flows and terminal values were then calculated using discount rates ranging from, in the case of the unlevered after-tax free cash flows, 6.0 – 7.0%, and, in the case of the projected dividends to be received by the Company from its joint ventures, 10.0%—11.0%. The discounted cash flow analysis indicated an implied per unit value reference range of $13.25 to $20.18 utilizing the Partnership Projections for 2021 to 2025 and an implied per unit value reference range of $14.05 to $19.96 utilizing the Partnership Projections for 2021 to 2030, each as compared to the Merger consideration of $17.00 per Common Unit.

(in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E

Joint Venture Dividends, Net of Cash Investment into Joint Ventures(1)	$100	$77	$79	$83	$112	$110	$101	$91	$119	$132

Proportionate Economic Unlevered Free Cash Flow – Excluding Joint Ventures (2)	$301	$399	$391	$319	$277	$277	$274	$259	$222	$200

(1)

Joint Venture Dividends Received, Net of Investment is defined by management as expected cash distributions to be received from equity-accounted joint ventures, less any additional cash contributions to its equity-accounted joint ventures.

(2)

Proportionate Economic Unlevered Free Cash Flow – Excluding Joint Ventures is defined as the Proportionate Economic Unlevered Free Cash Flow less the proportionate economic unlevered free cash flows attributable to joint ventures.

The section of the Proxy Statement entitled “The Merger—Management Projections” is amended and supplemented as follows:

The first paragraph under the section entitled “The Merger—Management Projections” commencing on page 73 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

The Partnership does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, the Partnership is including the following summary of certain non-public unaudited management projections in this proxy statement solely because such information was made available to (a) the Conflicts Committee, the GP Board, the Teekay Board and Parent in connection with their respective evaluations of the Merger and (b) Houlihan Lokey and Morgan Stanley for their use and reliance in connection with their respective financial analyses and opinions. In connection with such purposes, management prepared and developed unaudited financial projections regarding certain aspects of the Partnership’s future performance on a status quo basis for fiscal years 2021 to 2030 (the “Management Projections”), which projections were made available to remaining bidders in June 2021 in connection with the second phase of the sale process and also include the September 2021 revised 2021 Proportionate Economic Adjusted EBITDA, in each case as described in “The Merger—Background of the Merger.” The inclusion of the Management Projections in this proxy statement should not be regarded as an indication that any of the Partnership, the General Partner, Teekay Corporation or any of their respective officers, directors, affiliates, advisors or other representatives considered, or now considers, any of the Management Projections to be necessarily predictive of actual future results. This summary of the Management Projections is not being included in this proxy statement to influence your decision whether to vote in favor of the Merger Proposal or for any other purpose.

The first sentence of the fifth full paragraph under the section entitled “The Merger—Management Projections” on page 74 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text and by removing the following strikethrough text:

The measures Proportionate Economic Revenue, Proportionate Economic Adjusted EBITDA, Proportionate Economic Unlevered Free Cash Flow, ~~and~~ Joint Venture Dividends, Net of Cash Investment into Joint Ventures, and Proportionate Economic Unlevered Free Cash Flow – Excluding Joint Ventures (each as defined below) contained in the summary of the Management Projections set forth below are non-GAAP financial measures, which are financial performance measures that are not calculated in accordance with GAAP.

The table under the section entitled “The Merger—Management Projections” on page 75 of the Proxy Statement is hereby amended and supplemented by adding two new rows at the end of the table and two new related footnotes 5 and 6 (which revised table is included in full below, with the new rows and footnotes presented in bolded and underlined text):

Summary of Projections

	Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Proportionate Economic Revenue(1)	$1,018	$950	$895	$883	$884	$881	$833	$828	$788	$770
Proportionate Economic Adjusted EBITDA(2)	$709	$658	$640	$630	$630	$621	$575	$569	$537	$519
Proportionate Economic Unlevered Free Cash Flow(3)	$651	$691	$647	$573	$535	$607	$594	$575	$540	$504
Proportionate Economic Capital Expenditure(4)	$50	$84	$30	$90	$93	$37	$29	$16	$33	$17
Joint Venture Dividends, Net of Cash Investment into Joint Ventures(5)	$100	$77	$79	$83	$112	$110	$101	$91	$119	$132

Proportionate Economic Unlevered Free Cash Flow – Excluding Joint Ventures(6)	$301	$399	$391	$319	$277	$277	$274	$259	$222	$200

(1)

Proportionate Economic Revenue is a non-GAAP financial measure and is defined by management as Net Adjusted Revenues attributable to the Partnership’s proportionate ownership. This includes the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Net Adjusted Revenues for its non-wholly-owned subsidiaries and its equity-accounted joint ventures. Net Adjusted Revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down of vessels and goodwill, gain or loss on sale of vessels, and restructuring charges and includes the excess of cash receipts over revenue recognized for accounting purposes on charters classified as direct finance type leases.

(2)

Proportionate Economic Adjusted EBITDA is a non-GAAP financial measure and is defined by management as the Adjusted EBITDA attributable to the Partnership’s proportionate ownership. This includes Adjusted EBITDA for the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Adjusted EBITDA from non-wholly-owned subsidiaries and its equity-accounted joint ventures.

Adjusted EBITDA is a non-GAAP financial measure and is defined by management as net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions or reversals, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership’s performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments.

(3)

Proportionate Economic Unlevered Free Cash Flow is a non-GAAP financial measure and is defined by management as the Economic Unlevered Free Cash Flow attributable to the Partnership’s proportionate ownership. This includes the Economic Unlevered Free Cash Flow for the Partnership and its wholly-owned subsidiaries, as well as its proportionate share of the Economic Unlevered Free Cash Flow from non-wholly-owned subsidiaries and its equity-accounted joint ventures. Economic Unlevered Free Cash Flow represents Economic Adjusted EBITDA, plus proceeds from sales of vessels, less cash taxes, expenditures for vessels and equipment and drydock expenditures, and plus other changes in estimated net working capital.

(4)

Proportionate Economic Capital Expenditure is a non-GAAP financial measure and is defined by management as Capital Expenditure attributable to the Partnership’s proportionate ownership. This includes Capital Expenditure for the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Capital Expenditure from non-wholly-owned subsidiaries and its equity-accounted joint ventures. Capital Expenditure represents capital expenditures for newbuildings and drydock expenditures.

(5)

Joint Venture Dividends Received, Net of Investment is defined by management as expected cash distributions to be received from equity-accounted joint ventures, less any additional cash contributions to its equity-accounted joint ventures.

(6)

Proportionate Economic Unlevered Free Cash Flow – Excluding Joint Ventures is defined as the Proportionate Economic Unlevered Free Cash Flow less the proportionate economic unlevered free cash flows attributable to joint ventures.

The section of the Proxy Statement entitled “The Merger—Interests of Certain Persons in the Merger” is amended and supplemented as follows:

The section entitled “The Merger—Interests of Certain Persons in the Merger—Treatment of Incentive Equity Awards” on page 77 of the Proxy Statement is amended and supplemented by adding the following footnote 2 to the table, which footnote is presented in bolded and underlined text:

	Number of Unvested Restricted Units (#)	Aggregate Value of Unvested Restricted Units ($)(1)

All officers of Teekay GP L.L.C., Teekay Gas Group Ltd. and Teekay Corporation, as a group (10 persons) (2)	243,599.97	$4,141,199.49

(1)	Represents the sum of the number of Common Units subject to unvested restricted unit awards multiplied by $17.00.
(2)	The information for all such officers is presented in the aggregate for the 10 individuals as permitted by the SEC for compensatory disclosure of foreign private issuers such as the Partnership.

The section of the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” is amended and supplemented as follows:

Footnote 2 to the table included in the section entitled “The Merger— Security Ownership of Certain Beneficial Owners and Management” on page 114 of the Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

(2)

Consists of 100 Common Units held directly by Teekay Corporation and 35,958,274 Common Units held by a subsidiary of Teekay Corporation, Teekay Finance Limited. No director or officers of Teekay Corporation or of the General Partner or the Service Provider will receive any of the Merger Consideration payable to Teekay Corporation or Teekay Finance Limited in connection with the Merger.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Partnership. In connection with the proposed Merger, the Partnership furnished the Proxy Statement and a form of proxy card to the SEC on November 2, 2021. In connection with the Special Meeting, the Partnership mailed or otherwise furnished to the Partnership’s common unitholders of record as of the record date of October 28, 2021 the Proxy Statement describing the merger proposal to be voted upon at the Special Meeting, as well as logistical information related to the Special Meeting. Along with the Proxy Statement, the Partnership also sent and forwarded a proxy card or voting instruction form enabling common unitholders to submit their votes on that proposal. BEFORE MAKING ANY VOTING DECISION, THE PARTNERSHIP’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that the Partnership may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and the Partnership’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

The Partnership, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of the Partnership and Teekay or such subsidiaries and agents retained by the Partnership may be deemed to be participants in the solicitation of proxies from common unitholders of the Partnership in favor of the proposed Merger. Information about directors and executive officers of the Partnership or applicable affiliates and their beneficial ownership of the Partnership’s common units is set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed Merger and other transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other transaction document, (2) the failure to obtain the common unitholder approval or the failure to satisfy other closing conditions in the Merger Agreement or any other transaction document, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of the Partnership or Teekay Corporation (“Teekay”) to retain and hire key personnel and maintain relationships with the Partnership’s customers, suppliers or (ii) the Partnership’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) the Partnership may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s and/or Teekay’s business and the price of their common units or common shares. In addition, if the Merger is completed, the Partnership may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership or Teekay are described in the risk factors included in its filings with the SEC, including the Partnership’s and Teekay’s respective Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of the Partnership and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: November 26, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Secretary